UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Cicero, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

171708100
(CUSIP Number)

Privet Fund LP
Attn: Ryan Levenson
79 West Paces Ferry Road, Suite 200B
Atlanta, GA 30305

With a copy to:

Rick Miller Bryan Cave LLP 1201 W. Peachtree St., 14th Floor Atlanta, GA 30309 Tel: (404) 572-6600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 171708100	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 168,102,778 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 168,102,778 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,102,778 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑ See Item 5(a)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9% (2)
14	TYPE OF REPORTING PERSON PN
(1)  Includes 149,852,778 shares of the Issuer’s common stock issuable upon exercise of warrants acquired pursuant to the Purchase Agreement (as defined in Item 4), which are exercisable within 60 days of this statement on Schedule 13D, provided that an increase of the Issuer’s authorized shares of its common stock from 215,000,000 to 600,000,000 is approved by the Issuer’s shareholders at the 2015 annual meeting of shareholders which is to be held by September 13, 2015 and that exercise of such warrants will not effect a change of control of the Issuer.

(2)  This percentage is based on the assumption that Privet exercises its warrants while other warrant holders do not exercise their warrants and upon 18,250,000 shares of common stock, plus an aggregate of 149,852,778 shares of common stock issuable upon the exercise of warrants, divided by the sum of (i) 155,353,377 shares of common stock outstanding as of July 15, 2015, based on information included in the Form 8-K , filed by the Issuer on July 16, 2015, (ii) 25,000,000 shares of common stock issued by the Issuer pursuant to the Purchase Agreement, and (iii) the above-referenced common stock issuable upon exercise of warrants issued to Privet Fund LP.

SCHEDULE 13D

CUSIP No. 171708100	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 168,102,778 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 168,102,778 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,102,778 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑ See item 5(a)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9% (2)
14	TYPE OF REPORTING PERSON OO
(1)  Includes 149,852,778 shares of the Issuer’s common stock issuable upon exercise of warrants acquired pursuant to the Purchase Agreement, which are exercisable within 60 days of this statement on Schedule 13D, provided that an increase of the Issuer’s authorized shares of its common stock from 215,000,000 to 600,000,000 is approved by the Issuer’s shareholders at the 2015 annual meeting of shareholders which is to be held by September 13, 2015 and that exercise of such warrants will not effect a change of control of the Issuer.

(2)  This percentage is based on the assumption that Privet exercises its warrants while other warrant holders do not exercise their warrants and upon 18,250,000 shares of common stock plus an aggregate of 149,852,778 shares of common stock issuable upon the exercise of warrants, divided by the sum of (i) 155,353,377 shares of common stock outstanding as of July 15, 2015, based on information included in the Form 8-K, filed by the Issuer on July 16, 2015, (ii) 25,000,000 shares of common stock issued by the Issuer pursuant to the Purchase Agreement, and (iii) the above-referenced common stock issuable upon exercise of warrants issued to Privet Fund LP.

SCHEDULE 13D

CUSIP No. 171708100	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 168,102,778 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 168,102,778 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,102,778 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑ See Item 5(a)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9% (2)
14	TYPE OF REPORTING PERSON IN
(1)  Includes 149,852,778 shares of the Issuer’s common stock issuable upon exercise of warrants acquired pursuant to the Purchase Agreement, which are exercisable within 60 days of this statement on Schedule 13D, provided that an increase of the Issuer’s authorized shares of its common stock from 215,000,000 to 600,000,000 is approved by the Issuer’s shareholders at the 2015 annual meeting of shareholders which is to be held by September 13, 2015 and that exercise of such warrants will not effect a change of contol of the Issuer.

(2)  This percentage is based on the assumption that Privet exercises its warrants while other warrant holders do not exercise their warrants and upon 18,250,000 shares of Common Stock, including an aggregate of 149,852,778 shares of common stock issuable upon the exercise of warrants, divided by the sum of (i) 155,353,377 shares of common stock outstanding as of July 15, 2015, based on information included in the Form 8-K, filed by the Issuer on July 16, 2015, (ii) 25,000,000 shares of common stock issued by the Issuer pursuant to the Purchase Agreement, and (iii) the above-referenced common stock issuable upon exercise of warrants issued to Privet Fund LP.

SCHEDULE 13D

CUSIP No. 171708100	Page 5 of 9 Pages

Item 1.                                        Security and Issuer.

The class of securities to which this statement relates is the common stock, $0.001 par value per share (the “Common Stock”), of Cicero, Inc., a Delaware corporation (the “Corporation” or “Issuer”).  The address of the Corporation’s principal executive offices is 8000 Regency Parkway, Suite 542, Cary, North Carolina 27518.
Item 2.                                        Identity and Background.
(a) This statement is being filed by (i) Privet Fund Management LLC, a Delaware limited liability company, (ii) Privet Fund LP, a Delaware limited partnership (“Privet”) and (iii) Ryan Levenson (“Mr. Levenson”) (the foregoing persons are hereinafter referred to collectively as the “Reporting Persons”).

Mr. Levenson is the sole managing member of Privet Fund Management LLC, which is the general partner and investment manager of Privet Fund LP.

(b) The address of the principal offices of Privet Fund Management LLC and Privet Fund LP is 79 West Paces Ferry Road, Suite 200B, Atlanta, GA 30305. The business address of Mr. Levenson is 79 West Paces Ferry Road, Suite 200B, Atlanta, GA 30305.

(c) The principal business of Privet Fund Management LLC is providing administrative and management services to Privet Fund LP. The principal business of Privet Fund LP is that of private funds engaged in investment in securities for their own account. The principal occupation or employment of Mr. Levenson is manager of Privet Fund Management LLC.

(d) During the last 5 years, none of Privet Fund Management LLC, Privet Fund LP or Mr. Levenson has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last 5 years, none of Privet Fund Management LLC, Privet Fund LP or Mr. Levenson has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Levenson is a citizen of the United States.

Item 3.                                        Source and Amount of Funds or Other Consideration.

The shares of Common Stock beneficially owned by the Reporting Persons were purchased with partnership funds of Privet (which may, at any given time, include margin credits extended by prime brokers in the ordinary course of business) in a private transaction with the Issuer.  Assuming the warrants are exercised in full, the purchase price of the 168,102,778 shares of Common Stock beneficially owned by the Reporting Persons will be approximately $7,300,000.

SCHEDULE 13D

CUSIP No. 171708100	Page 6 of 9 Pages
On July 15, 2015, pursuant to the Purchase Agreement (as defined in Item 4 below), the Issuer issued 18,250,000 shares of Common Stock and Warrants (as defined in Item 4 below) to purchase up to 149,852,778 shares of Common Stock at varying exercise prices which are subject to approval by the Issuer’s shareholders to increase the authorized shares of Common Stock from 215,000,000 to 600,000,000.
Item 4.                                        Purpose of Transaction.
On July 15, 2015, Privet entered into a Stock and Warrant Purchase Agreement (the “Purchase Agreement”) with the other investors named therein, including John L. Steffens (“Mr. Steffens,” and together with Privet and the other investors, the “Purchasers”) and the Issuer, pursuant to which the Purchasers severally purchased, in the aggregate, 25,000,000 shares of Common Stock and warrants to purchase up to an aggregate of 205,277,778 shares of Common Stock (“Warrants”) for an aggregate consideration of $1,000,000.  The Purchase Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Privet acquired the following Warrants: (i) Warrants to purchase up to 63,875,000 shares of the Common Stock at a price of $0.04 per share (“Tranche I”); (ii) Warrants to purchase up to 56,777,778 shares of the Common Stock at a price of $0.045 per share (“Tranche II”); and (iii) Warrants to purchase up to 29,200,000 shares of the Common Stock are exercisable at a price of $0.05 per share (“Tranche III”). Because the Issuer does not have a sufficient number of authorized shares at this time to permit it to issue the shares upon exercise of the Warrants, the exercise of the Warrants is also subject to the Issuer obtaining authorization of the shareholders and filing an amendment to the certificate of incorporation to increase the number of authorized shares of the Issuer’s common stock within 60 days after the closing of the transaction. The Form of Warrant is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

In connection with the execution of the Purchase Agreement, Privet and Mr. Steffens (collectively, the “Investors”) entered into an Investor Rights Agreement with the Issuer, which granted the Investors the right to require the Issuer to file with the Securities and Exchange Commission up to four requested registration statements to register for resale the Investors’ shares of common stock purchased under the Purchase Agreement and purchased upon exercise of any of the Warrants (the “Registrable Securities”). The Investors also are granted unlimited “piggy-back” registration rights with respect to the Registrable Securities. The obligation to register the Registrable Securities continues until those securities have been sold or transferred.

The Investor Rights Agreement also requires that the Issuer’s Board of Directors (the “Board”) take the following actions:

(i) upon execution of the Investor Rights Agreement to obtain the resignations of four members of the Board designated by the Chairman of the Board, to amend the Issuer’s Bylaws to reduce the size of the Board from nine members to seven members and to vote to elect two persons designated in writing by Privet to fill the vacancies and serve on the Board;

(ii) upon exercise in full of the Tranche I Warrants by Privet to obtain the resignations of one member of the Board designated by the Chairman of the Board and to vote to elect a candidate designated in writing by Privet to serve on the Board; and

SCHEDULE 13D

CUSIP No. 171708100	Page 7 of 9 Pages

(iii)            upon full exercise of all tranches of warrants by Privet to obtain the resignations of two members of the Board designated by the Chairman of the Board and to reduce the size of the Board from seven members to five members with the three Privet designees remaining on the Board.  The Investor Rights Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

As a condition to closing under the Purchase Agreement, the Investors have entered into a voting agreement (the “Voting Agreement”) covering the shares of common stock owned by them for a period until the later of the date on which the matters governed by the Voting Agreement have been implemented or the expiration of the Warrants.  The Voting Agreement requires the parties to vote in favor of an amendment to the certificate of incorporation to increase the number of shares of authorized common stock of the Issuer sufficient to enable the Issuer to be able to issue the shares of common stock that may be purchased under the terms of the Warrants, including any anti-dilution provision, and to be able to reserve that number of shares for those exercises. The Voting Agreement also requires the parties to vote to implement the changes in the Board described above in connection with the Investor Rights Agreement, including taking action to remove directors if resignations to achieve the changes are not obtained.  The Voting Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

Item 5.                                        Interest in Securities of the Issuer.
(a)            As of the date of this filing, the Reporting Persons beneficially own 168,102,778 shares (the “Shares”), or approximately 50.9% of the outstanding Common Stock (this percentage is based upon 168,102,778 shares of Common Stock, including an aggregate of 149,852,778 shares of Common Stock issuable upon the exercise of Warrants, divided by the sum of (i) 155,353,377 shares of common stock outstanding as of July 15, 2015, based on information included in the Form 8-K, filed by the Issuer on July 16, 2015; (ii) 25,000,000 shares of common stock issued by the Issuer pursuant to the Purchase Agreement; and (iii) the Common Stock issuable upon exercise of Warrants issued to Privet.).

The Reporting Persons have agreed to act in concert with Mr. Steffens solely for the purposes of consummating the transaction and promoting certain actions set forth in Item 4, including voting to amend the Issuer’s certificate of incorporation to increase the number of authorized shares of common stock from 215,000,000 to 600,000,000 at the 2015 annual meeting of shareholders of the Issuer.  Based on the execution of the Purchase Agreement, Investor Rights Agreement and the Voting Agreement, the Reporting Persons and Mr. Steffens have formed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.  However, the Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by Mr. Steffens. The Reporting Persons expressly retain the sole voting and investment power of the Shares. Mr. Steffens has filed a separate Schedule 13D with respect to his interests.

(b)            Privet Fund Management LLC is the Managing Partner of Privet Fund LP, and Ryan Levenson is the sole managing member of Privet Fund Management LLC. Accordingly, Privet Fund Management LLC and Mr. Levenson may be deemed to hold shared voting power and dispositive power with respect to the Shares held by Privet Fund LP, and Mr. Levenson may be deemed to hold shared voting and dispositive power with respect to the Shares held by Privet Fund Management LLC.

SCHEDULE 13D

CUSIP No. 171708100	Page 8 of 9 Pages

As a result of the formation of a group constituted hereby, each of the Reporting Persons could be deemed to beneficially own all the Shares; however, each of the Reporting Persons disclaims beneficial ownership of the Shares held by other Reporting Persons except as expressly set forth above.

Except as set forth on the cover pages hereto and under this paragraph (b), each Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Shares reported herein as owned by each such Reporting Person.

(c)            Except as set forth herein, no transactions in the Common Stock were effected during the past 60 days by the Reporting Persons, or, to the best of the knowledge of the Reporting Persons, by any of the other persons named in response to Item 2, if any.

(d)            To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)            Not applicable.

Item 6.                                        Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.
The disclosure set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference into this Item 6.
In connection with the Purchase Agreement, Privet entered into a Series A-1 Preferred Stock Voting Agreement, dated as of July 15, 2015 (the “Series A-1 Voting Agreement”), with Mr. Steffens and Mark Landis and Carolyn Landis (together, “Landis”), which is attached as Exhibit 99.5 and is incorporated herein by reference.
In connection with the Purchase Agreement, Privet entered into a Series B Preferred Stock Voting Agreement, dated as of July 15, 2015 (the “Series B Voting Agreement”), with Mr. Steffens and Don Peppers (“Mr. Peppers”), which is attached as Exhibit 99.6 and is incorporated herein by reference.
On July 15, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Corporation.  The Joint Filing Agreement is attached hereto as Exhibit 99.7 and is incorporated herein by reference.
Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to any securities of the Corporation.
Item 7.                          Materials to be Filed as Exhibits.
Exhibit No.	Description
99.1
Stock and Warrant Purchase Agreement, dated as of July 15, 2015, by and among the Issuer and each purchaser identified on Schedule I thereto (incorporated by reference to Exhibit 10.1 to Issuer’s Form 8-K filed on July 16, 2015)

99.2	Form of Warrant to Purchase Common Stock (incorporated by reference to Exhibit 10.3 to Issuer’s Form 8-K filed on July 16, 2015)
99.3	Investor Rights Agreement, dated as of July 15, 2015, by and among the Issuer, Privet and Mr. Steffens (incorporated by reference to Exhibit 10.2 to Issuer’s Form 8-K filed on July 16, 2015)
99.4	Voting Agreement, dated as of July 15, 2015, by and between Privet and Mr. Steffens (incorporated by reference to Exhibit 99.1 to Issuer’s Form 8-K filed on July 16, 2015)
99.5
Series A-1 Preferred Stock Voting Agreement, dated as of July 15, 2015, by and among Privet, Mr. Steffens and Landis (incorporated by reference to Exhibit 99.2 to Issuer’s Form 8-K filed on July 16, 2015)

99.6
Series B Preferred Stock Voting Agreement, dated as of July 15, 2015, by and between Privet, Mr. Steffens and Mr. Peppers (incorporated by reference to Exhibit 99.3 to Issuer’s Form 8-K filed on July 16, 2015)

99.7	Joint Filing Agreement, dated as of July 24, 2015, among the Reporting Persons

SCHEDULE 13D

CUSIP No. 171708100	Page 9 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 27, 2015
PRIVET FUND LP

By: Privet Fund Management LLC,
Its Managing Partner

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

PRIVET FUND MANAGEMENT LLC

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

/s/ Ryan Levenson
Ryan Levenson